SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 26, 2014

I. Date, Time and Place: August 26, 2014, at 12:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 7 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, SP. II. Attendance: All the members of the Board of Directors of the Company. III. Presiding Board of the Meeting: As chairman of the meeting, Mr. Constantino de Oliveira Junior invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors, in compliance with article 124, paragraph 4, of Law no. 6404, dated December 15, 1976, as amended (“Corporations Act”) and paragraph one of article 14 of the Company’s Bylaws. V. Agenda: To adopt resolutions on the following matters: (a)  authorization for a personal guarantee to be granted by the Company to Gol LuxCo (“Gol LuxCo”); (b)  carrying out of (i) a tender offer by Gol Finance in the foreign market for the debt notes issued by it, with maturity date in 2017 (“2017 Notes”), (ii) a tender offer by Gol Finance in the foreign market for the debt notes issued by it with maturity date in 2020 (“2020 Notes”) and (iii) a tender offer by Gol LuxCo in the foreign market for the debt notes issued by it with maturity in 2023 (“2023 Notes”), jointly with the 2017 Notes and the 2020 Notes, (“Notes”), as well as request of consent from the Note holders who accepted the referred tender offers for amendment to the Indentures of the Notes (“Consent Request”); (c)  delegation of powers to the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary or convenient for the guarantee referred to in item (a) above to be granted; and (d)  authorization for the Board of Directors of the Company to perform any and all acts and sign any and all documents as may be necessary for the Tender Offers (as below defined) to be delivered. VI. Resolutions: After the necessary

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explanations were provided, the following matters have been approved by unanimous vote: (a) granting of a personal guarantee from the Company to Gol LuxCo, for the purpose of unconditionally and irrevocably guaranteeing the obligations undertaken by Gol LuxCo in the issue of the Notes to be sold to: (i) qualified institutional investors, resident and domiciled in the United States of America, as defined in Rule 144A of the U.S. Securities Act of 1933 (“Securities Act”), in compliance with the registration exemption set forth in Rule 144A of the U.S. Securities Act; and (ii) to investors resident and domiciled in countries other than the United States of America, in conformity with the registration exemption set forth in Regulation S of the Securities Act (the “Notes” and the “Issue”), in an amount and at bearing such interest rate to be timely defined by Gol LuxCo, in accordance with the provisions in the Offering Memorandum, which shall be approved by the Board of Executive Officers of the Company in compliance with item (c) below; (b)  carrying out of (i) a tender offer, by Gol Finance, for the 2017 Notes (“2017 Notes Tender Offer”), (ii) a tender offer, by Gol Finance, for the 2020 Notes (“2020 Notes Tender Offer”) and (iii) a tender offer, by Gol LuxCo, of the 2023 Notes (“2023 Notes Tender Offer”), jointly with the 2017 Notes Tender Offer and the 2020 Notes Tender Offer (“Tender Offers”), as well as authorization of the Consent Request; (c)  as a result of the resolution adopted under (a) above, the Board of Executive Officers of the Company is since now authorized to perform any and all acts and sign any and all documents as may be necessary or convenient for the granting of the guarantee approved herein, including agreements, instruments and any related documents, including, without limitation, the Purchase Agreement and the Indenture, including approval of the principal amount and interest rate assessed on the Notes guaranteed by the Company, as defined in a roadshow , and the conclusion of the bookbuilding process. All the acts performed up to now by the Board of Executive Officers of the Company in relation to the guarantee granted herein under item (a) above were ratified; (d)  authorization for the Board of Executive Officers of the Company to perform any and all acts and sign any and all agreements, instruments and any related documents, including, without limitation, the Offer to Purchase. All the acts performed up to now by the Board of Executive Officers of the Company in relation to the Tender Offers are hereby approved. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting

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was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, August 26, 2014.

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.